Exhibit 21

Schedule of Subsidiaries

	Percentage Interest
Name of Entity	2006	2005	2004

Jingzhou Henglong Automotive Parts Co., Ltd.	44.5%	44.5%	44.5%
Shashi Jiulong Power Steering Gears Co., Ltd.	81.0%	81.0%	81.0%
Shenyang Jinbei Henglong Automotive Steering System Co., Ltd.	70.0%	70.0%	70.0%
Zhejiang Henglong & Vie Pump-Manu Co., Ltd.	51.0%	51.0%	51.0%
Universal Sensor Application Inc.	60.0%	60.0%	—
Wuhan Jielong Electric Power Steering Co., Ltd	85.0%	—	—
Wuhu Henglong Automotive Steering System Co., Ltd	77.33%	—	—